Exhibit 99.5

NICE Adaptive WFO is the Winner of the Technology Innovation Award
for Contact Center Excellence from Leading Analyst Firm

The Ventana Research award spotlights vendors whose technology helps drive change, including
NICE for its Adaptive WFO solution which offers an agent-centric approach to employee engagement

Hoboken, N.J., November 21, 2016 – NICE (Nasdaq:NICE) today announced that it is the winner of the 2016 Technology Innovation Award for Contact Center Excellence. NICE was selected based upon its contributions and the extent to which it will help organizations innovate or enhance the productivity and outcomes of business or IT processes. The awards program, run by leading analyst firm Ventana Research, selected NICE for its Adaptive Workforce Optimization (WFO) solution.

NICE was lauded as a pioneering vendor that contributes advancements in technology that drive change and increased value for organizations worldwide.

NICE Adaptive WFO provides a new way of engaging, motivating and empowering contact center agents to perform at their best level. The solution generates an analytics-based agent persona using metrics, attributes, and preferences, and uses this to determine the best approach to agent onboarding, scheduling, coaching, performance and incentives for each individual in the contact center.

“NICE is proud to be recognized for such a prestigious industry technology award,” said Miki Migdal, President of the NICE Enterprise Product Group. “This recognition from Ventana Research demonstrates our leadership and innovation in the WFO space, as we continuously work to re-define the workforce planning, management, and engagement environment. We are dedicated to providing organizations with the tools that will help them achieve superior contact center performance, and ultimately help them drive perfect customer experiences.”

"Contact center agents play a key role handling customer interactions and ensuring customer experiences match customer expectations" said Richard Snow, Vice President and Research Director at Ventana Research "NICE Adaptive WFO supports a full set of capabilities to manage all aspects of agent performance, including an innovative visualization of agent personas and performance".

About The Ventana Research Technology Innovation Awards
The Technology Innovation Awards distinguish pioneers that have developed clear visionary and transformative technology. The Technology Innovation Awards showcase what technology vendors have done to advance the computing potential of their applications and technology so that it can be used to drive better efficiency and productivity as well as the outcomes and performance of an organization. The Ventana Research Technology Innovation Awards cover 30 business and technology categories and are open for organizations across business and IT, technology vendors and consulting firms. Submissions are evaluated based on the stringent guideline set out by awards program criteria.

About Ventana Research
Ventana Research is the most authoritative and respected benchmark business technology research and advisory services firm. It provide insight and expert guidance on mainstream and disruptive technologies through a unique set of research-based offerings including benchmark research and technology evaluation assessments, education workshops and its research and advisory services, Ventana On-Demand. Ventana Research provides the most comprehensive analyst and research coverage in the industry; business and IT professionals worldwide are members of its community and benefit from Ventana Research's insights, as do highly regarded media and association partners around the globe. www.ventanaresearch.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.